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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

John D. Oil and Gas Company
(Name of Issuer)
Common Stock
(Title of Class of Securities)
477853105
(CUSIP Number)
Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street, 20th Fl., Cleveland, OH 44114, (216) 696-8700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 21, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	477853105

1	NAMES OF REPORTING PERSONS: Turkey Vulture Fund XIII, Ltd.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Ohio

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	477853105

1	NAMES OF REPORTING PERSONS: Retirement Management Company

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Ohio

	7	SOLE VOTING POWER:

NUMBER OF		257,429

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		257,429

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

257,429

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	477853105

1	NAMES OF REPORTING PERSONS: Richard M. Osborne Trust

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Ohio

	7	SOLE VOTING POWER:

NUMBER OF		2,206,186

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,206,186

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,206,186

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

30.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	477853105

1	NAMES OF REPORTING PERSONS: Richard M. Osborne

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		3,071,723

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		257,429

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,920,723

WITH	10	SHARED DISPOSITIVE POWER:

		257,429

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,329,152

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	40.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No. 477853105
Introduction.
     This Amendment No. 5 to Schedule 13D is filed on behalf of Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the “Fund”), Retirement Management Company, an Ohio corporation (“Retirement Management”), the Richard M. Osborne Trust, an Ohio Trust (the “Trust”), and Richard M. Osborne relating to the sale of shares of common stock, par value $0.001 per share (the “Shares”), of John D. Oil and Gas Company, a Maryland corporation (the “Company”).

Item 5.	Interest in Securities of the Issuer.
     (a) Based solely on information provided by the Company, there are currently 7,181,541 Shares outstanding. The Fund does not own any Shares. Retirement Management beneficially owns 1,869,292 Class A limited partnership interests of LSS I Limited Partnership, a Delaware limited partnership (“LSS I”), that are presently convertible into 257,429 Shares, or 3.5% of the outstanding Shares. The Trust beneficially owns 2,206,186 Shares, or 30.7% of the outstanding Shares. Mr. Osborne may be deemed to beneficially own 3,329,152 Shares, or 40.8% of the outstanding Shares, comprised of: (i) all Shares owned by the Trust; (ii) 5,188,528 Class A limited partnership interests of LSS I owned by him that are presently convertible into 714,537 Shares at a ratio of 0.1377148-to-one; (iii) 1,869,292 Class A limited partnership interests of LSS I owned by Retirement Management Company, of which Mr. Osborne is the sole stockholder, that are presently convertible into 257,429 Shares at a ratio of 0.1377148-to-one; and (iii) 151,000 Shares subject to a voting trust agreement. Mr. Osborne disclaims beneficial ownership of the Shares beneficially owned by Retirement Management and the Shares subject to the voting trust agreement.
     (b) Retirement Management has sole power to vote, or to direct the voting of, and sole power to dispose, or to direct the disposition of, the Shares owned by it. Mr. Osborne has sole power to vote, or to direct the voting of, and sole power to dispose, or to direct the disposition of, the Shares owned by the Trust and the Class A limited Partnership interests of LSS I owned by him that are convertible into 714,537 Shares. Mr. Osborne has shared power to vote, or to direct the voting of, and shared power to dispose, or direct the disposition of, the Class A limited partnership interests of LSS I owned by Retirement Management Company that are convertible into 257,429 Shares. Mr. Osborne has sole power to vote, or to direct the voting of, the Shares subject to the voting trust agreement. Mr. Osborne does not have power to dispose, or to direct the disposition of, the Shares subject to the voting trust agreement.
     (c) On April 21, 2006, the Fund sold 148,672 Shares at a price of $0.50 per share, for an aggregate purchase price of $74,336, to Steven A. Calabrese, a director of the Company, in a private transaction. On May 2, 2006, the Fund sold 148,672 Shares at a price of $0.50 per share, for an aggregate purchase price of $74,336, to Mark D. Grossi, a director of the Company, in a private transaction. None of the other reporting persons have effected any other transactions in the Shares since the most recent Schedule 13D filed with the Securities and Exchange Commission on April 11, 2006.
     (d) Not applicable.
     (e) On May 2, 2006, the Fund ceased to be the beneficial owner of any Shares.

CUSIP No. 477853105

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Not applicable

Item 7.	Material to be Filed as Exhibits.
     Exhibit 7.1          Joint Filing Agreement

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 12, 2006

Turkey Vulture Fund XIII, Ltd.

/s/ Richard M. Osborne

By: Richard M. Osborne, sole Manager

Retirement Management Company

/s/ Richard M. Osborne

By: Richard M. Osborne, President

Richard M. Osborne Trust

/s/ Richard M. Osborne

By: Richard M. Osborne, Trustee

/s/ Richard M. Osborne

Richard M. Osborne, Individually

EXHIBIT INDEX

Exhibit Number	Description

7.1	Joint Filing Agreement

EXHIBIT 7.3
AGREEMENT OF JOINT FILING
     Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission, the Statement on Schedule 13D (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.
     This Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original, and all of which together shall be deemed to constitute one and the same instrument.
          IN WITNESS WHEREOF, the undersigned have executed this Agreement.
Date: May 12, 2006

Turkey Vulture Fund XIII, Ltd.

/s/ Richard M. Osborne

Richard M. Osborne, Manager

Retirement Management Company

/s/ Richard M. Osborne

By: Richard M. Osborne, President

Richard M. Osborne Trust

/s/ Richard M. Osborne

By: Richard M. Osborne, Trustee

/s/ Richard M. Osborne

Richard M. Osborne, Individually